Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2006-MTNDD017,

Subject to Completion, Dated June 26, 2006)

Citigroup Funding Inc.

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon a Basket of Asian Currencies

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 26, 2006

Principal-Protected Notes

Based Upon a Basket of

Asian Currencies

Due 2008

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Asian Currencies (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. The basket of Asian currencies is comprised of the Singapore dollar, the Thai baht, the Indian rupee and the Japanese yen (the “Basket Currencies”). Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at maturity and is based upon the Basket Return Percentage, which will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. This type of investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar without risking their initial investments. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, which may be positive or zero, depending on the Basket Return Percentage and the Participation Rate. The Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date. Because each exchange rate used to measure the performance of the Basket Currencies is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar, an increase in the value of the relevant Basket Currency will lead to a decrease in its exchange rate, while a decrease in the value of the relevant Basket Currency will cause an increase in its exchange rate.

If the Basket Return Percentage is greater than zero, the Basket Return Amount will equal the product of (1) principal amount of Notes held at maturity, (2) the Basket Return Percentage and (3) a Participation Rate of approximately 160% (to be determined on the Pricing Date). If the Basket Return Percentage is less than or equal to zero, the Basket Return Amount will be zero. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S dollar, as measured by each relevant exchange rate.

These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting sharp appreciation of the Basket Currencies relative to the U.S. dollar in the short term but are uncertain about the long-term prospects.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The

Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” on the following page.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Asian Currencies due 2008
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% on the Maturity Date
Pricing Date:	, 2006
Issue Date:	, 2006
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Basket Currencies:	The Singapore dollar, the Thai baht, the Indian rupee and the Japanese yen
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:	US$1,000 x Basket Return Percentage x Participation Rate, provided that the Basket Return Percentage will not be less than zero
Basket Return Percentage:	Will equal the sum of the Currency Return for each of the Basket Currencies, expressed as a percentage
Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	25% for each of the Basket Currencies
Starting Exchange Rate:	Each of the USD/SGD, USD/THB, USD/INR and USD/JPY Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USD/SGD, USD/THB, USD/INR and USD/JPY Exchange Rates on the Valuation Date
USD/SGD Exchange Rate:	The U.S. dollar/Singapore dollar exchange rate in the global spot foreign exchange market , expressed as the amount of Singapore dollars per one U.S. dollar, as reported by Reuters on Page “FXBENCH”, or any substitute page, at 2:00 p.m. (Singapore time) on any relevant date.
USD/THB Exchange Rate:	The U.S. dollar/Thailand baht exchange rate in the global spot foreign exchange market , expressed as the amount of Thai bahts per one U.S. dollar, as reported by Reuters on Page “FXBENCH”, or any substitute page, at 2:00 p.m. (Singapore time) on any relevant date.
USD/INR Exchange Rate:	The U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market , expressed as the amount of Indian rupee per one U.S. dollar, as reported by Reuters on Page “FXBENCH”, or any substitute page, at 2:00 p.m. (Singapore time) on any relevant date.
USD/JPY Exchange Rate:	The U.S. dollar/Japanese yen exchange rate in the global spot foreign exchange market , expressed as the amount of Japanese yen per one U.S. dollar, as reported by Reuters on Page “FXBENCH”, or any substitute page, at 2:00 p.m. (Singapore time) on any relevant date.
Participation Rate:	Approximately 160% (to be determined on the Pricing Date)
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products Inc.

Benefits of the Notes

■	Growth Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage and on the Participation Rate, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Relative Stability

The Notes may be a less volatile investment than a direct investment in the Basket Currencies because the Notes provide principal protection at maturity regardless of performance of the Basket Currencies.

Key Risk Factors for the Notes

■	The Basket Return Amount May be Zero

Unless the sum of the Currency Returns is greater than zero, the Maturity Payment will be limited to the amount of your initial investment in the Notes. This will be true even if the value of one or more Basket Currency has increased at one or more times during the term of the Notes but the values of the other Basket Currencies have decreased or have not increased sufficiently.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Return for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Maturity Payment is linked to the performance of the Basket Currencies, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Singapore dollar, the Thai baht, the Indian rupee and the Japanese yen. Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Singapore dollar, in the case of the USD/SGD Exchange Rate; the U.S. dollar and the Thai baht, in the case of the USD/THB Exchange Rate; the U.S. dollar and the Indian rupee, in the case of the USD/INR Exchange Rate; and the U.S. dollar and the Japanese yen in the case of the USD/JPY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of the relevant Basket Currency will lead to a decrease in its exchange rate, while a decrease in the value of the relevant Basket Currency will cause an increase in its exchange rate.

The Singapore dollar is the official currency of the Republic of Singapore.

The Thai baht is the official currency of Thailand.

The Indian rupee is the official currency of the Republic of India.

The Japanese yen is the official currency of Japan.

We have obtained all information in this pricing supplement relating to the Singapore dollar, the Thai baht, the Indian rupee and the Japanese yen and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Reuters. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

USD/SGD Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	1.8055	1.8265	1.8368	1.8536
	Low	1.7277	1.8005	1.7324	1.7681
2002	High	1.8521	1.8472	1.7844	1.8031
	Low	1.8161	1.7641	1.7310	1.7345
2003	High	1.7723	1.7852	1.7643	1.7466
	Low	1.7295	1.7172	1.7285	1.6983
2004	High	1.7157	1.7275	1.7287	1.6909
	Low	1.6724	1.6680	1.6836	1.6322
2005	High	1.6516	1.6873	1.7011	1.7058
	Low	1.6186	1.6345	1.6458	1.6621
2006 (through June 23, 2006)	High	1.6526	1.6164
	Low	1.6145	1.5642

The USD/SGD Exchange Rate appearing on Reuters page “FXBENCH” at 2:00 p.m. (Singapore time) on June 23, 2006 was 1.5946.

USD/THB Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	44.9950	45.7005	45.8000	44.9000
	Low	42.2750	44.9750	43.9600	43.6800
2002	High	44.1900	43.7500	43.5200	44.1800
	Low	43.2000	41.5300	40.3899	42.9100
2003	High	43.1400	43.1650	42.0450	40.0650
	Low	42.4350	41.4800	39.9300	39.0700
2004	High	39.5800	40.9800	41.6600	41.4580
	Low	38.8300	39.0700	40.6850	38.8500
2005	High	39.2900	41.3580	42.1250	41.3850
	Low	38.2650	39.1300	40.8450	40.7500
2006 (through June 23, 2006)	High	40.7950	38.8400
	Low	38.5950	37.450

The USD/THB Exchange Rate appearing on Reuters page “FXBENCH” at 2:00 p.m. (Singapore time) on June 23, 2006 was 38.435.

USD/INR Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	46.7385	47.0400	48.0301	48.2401
	Low	46.3459	46.5544	47.0984	47.7500
2002	High	48.7801	49.0200	48.8184	48.4300
	Low	48.2200	48.7800	48.3500	47.9085
2003	High	48.0000	47.4650	46.4350	45.9250
	Low	47.4600	46.4000	45.6950	45.2400
2004	High	45.6400	46.2000	46.4000	45.8500
	Low	43.4200	43.3500	45.6250	43.4700
2005	High	43.8750	43.7700	44.0900	46.2600
	Low	43.3800	43.2350	43.1250	44.0750
2006 (through June 23, 2006)	High	44.9300	46.345
	Low	44.0200	44.4500

The USD/INR Exchange Rate appearing on Reuters page “FXBENCH” at 2:00 p.m. (Singapore time) on June 23, 2006 was 46.167.

USD/JPY Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	125.320	126.440	126.040	131.330
	Low	114.385	118.820	116.185	119.850
2002	High	134.830	133.460	123.775	125.380
	Low	127.405	119.105	115.845	118.525
2003	High	121.465	120.565	120.575	111.210
	Low	116.485	115.975	111.135	106.920
2004	High	112.145	114.425	112.010	111.280
	Low	104.035	103.680	108.175	102.470
2005	High	107.490	110.810	113.655	121.025
	Low	102.380	104.285	109.265	113.475
2006 (through June 23, 2006)	High	119.155	118.605
	Low	114.125	109.795

The USD/JPY Exchange Rate appearing on Reuters page “FXBENCH” at 2:00 p.m. (Singapore time) on June 23, 2006 was 116.03.

Historical Graph

The following graphs shows the daily values of each of the USD/SGD, USD/THB, USD/INR and USD/JPY exchange rates in the period from April 1, 2001 through June 16, 2006 using historical data obtained from Reuters. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of notes based on various ending values of the Basket Currencies, as measured by the relevant exchange rates. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: July 18, 2006

■	Issue Date: July 25, 2006

■	Principal amount: US$1,000 per note

■	Starting Exchange Rate of the USD/SGD Exchange Rate: 1.600

■	Starting Exchange Rate of the USD/THB Exchange Rate: 38.000

■	Starting Exchange Rate of the USD/INR Exchange Rate: 46.000

■	Starting Exchange Rate of the USD/JPY Exchange Rate: 115.000

■	Participation Rate: 160%

■	Allocation Percentage: 25% for each Basket Currency

■	Maturity Date: July 25, 2008

■	The notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Participation Rate and the Allocation Percentage.

Example (1)	Ending USD/SGD Exchange Rate = 1.690
Currency Return of the Singapore dollar = -1.406% = (1.600 – 1.690)/1.600 x 25%

Ending USD/THB Exchange Rate = 36.000
Currency Return of the Thai Baht = 1.316% = (38.000 – 36.000)/38.000 x 25%

Ending USD/INR Exchange Rate = 44.000
Currency Return of the Indian Rupee = 1.087% = (46.000 – 44.000)/46.000 x 25%

Ending USD/JPY Exchange Rate = 122.000
Currency Return of the Japanese Yen = -1.522% = (115.000 – 122.000)/115.000 x 25%

Basket Return Percentage = -0.525% = -1.406% + 1.316% + 1.087% + -1.522%; however, the Basket Return Percentage cannot be less than zero.

Basket Return Amount = US$0

Payment at maturity = US$1,000 = US$1,000 + US$0

Example (2)	Ending USD/SGD Exchange Rate = 1.570
Currency Return of the Singapore dollar = 0.469% = (1.600 – 1.570)/1.600 x 25%

Ending USD/THB Exchange Rate = 35.500
Currency Return of the Thai Baht = 1.645% = (38.000 – 35.500)/38.000 x 25%

Ending USD/INR Exchange Rate = 44.700
Currency Return of the Indian Rupee = 0.707% = (46.000 – 44.700)/46.000 x 25%

Ending USD/JPY Exchange Rate = 129.000
Currency Return of the Japanese Yen = -3.043% = (115.000 – 129.000)/115.000 x 25%

Basket Return Percentage = -0.222% = 0.469% + 1.645% + 0.707% + -3.043%; however, the Basket Return Percentage cannot be less than zero.

Basket Return Amount = US$0.

Payment at maturity = US$1,000 = US$1,000 + US$0

Example (3)	Ending USD/SGD Exchange Rate = 1.570
Currency Return of the Singapore dollar = 0.469% = (1.600 – 1.570)/1.600 x 25%

Ending USD/THB Exchange Rate = 45.000
Currency Return of the Thai Baht = -4.605% = (38.000 – 45.000)/38.000 x 25%

Ending USD/INR Exchange Rate = 48.000
Currency Return of the Indian Rupee = -1.087% = (46.000 – 48.000)/46.000 x 25%

Ending USD/JPY Exchange Rate = 106.000
Currency Return of the Japanese Yen = 1.957% = (115.000 – 106.000)/115.000 x 25%

Basket Return Percentage = -3.266% = 0.469% + -4.605% + -1.087% + 1.957%; however, the Basket Return Percentage cannot be less than zero.

Basket Return Amount = US$0

Payment at maturity = US$1,000 = US$1,000 + US$0

Example (4)	Ending USD/SGD Exchange Rate = 1.520
Currency Return of the Singapore dollar = 1.250% = (1.600 - 1.520)/1.600 x 25%

Ending USD/THB Exchange Rate = 34.000
Currency Return of the Thai Baht = 2.632% = (38.000 – 34.000)/38.000 x 25%

Ending USD/INR Exchange Rate = 40.000
Currency Return of the Indian Rupee = 3.261% = (46.000 – 40.000)/46.000 x 25%

Ending USD/JPY exchange rate = 105.000
Currency Return of the Japanese Yen = 2.174% = (115.000 – 105.000)/115.000 x 25%

Basket Return Percentage = 9.317% = 1.25% + 2.632% + 3.261% + 2.174%

Basket Return Amount = US$149.07 = US$1,000 x 9.317% x 160%

Payment at maturity = US$1,149.07 = US$1,000 + US$149.07

Example (5)	Ending USD/SGD Exchange Rate = 1.620
Currency Return of the Singapore dollar = -0.313% = (1.600 - 1.620)/1.600 x 25%

Ending USD/THB Exchange Rate = 41.000
Currency Return of the Thai Baht = -1.974% = (38.000 - 41.000)/38.000 x 25%

Ending USD/INR Exchange Rate = 48.000
Currency Return of the Indian Rupee = -1.087% = (46.000 - 48.000)/46.000 x 25%

Ending USD/JPY Exchange Rate = 98.000
Currency Return of the Japanese Yen = 3.696% = (115.000 - 98.000)/115.000 x 25%

Basket Return Percentage = 0.322% = -0.313% + -1.974% + -1.087% + 3.696%

Basket Return Amount = US$5.15 = US$1,000 x 0.322% x 160%

Payment at maturity = US$1,005.15 = US$1,000 + US$5.15

Example (6)	Ending USD/SGD Exchange Rate = 1.520
Currency Return of the Singapore dollar = 1.25% = (1.600 - 1.520)/1.600 x 25%

Ending USD/THB Exchange Rate = 34.000
Currency Return of the Thai Baht = 2.632% = (38.000 - 34.000)/38.000 x 25%

Ending USD/INR Exchange Rate = 41.000
Currency Return of the Indian Rupee = 2.717% = (46.000 - 41.000)/46.000 x 25%

Ending USD/JPY Exchange Rate = 120.000
Currency Return of the Japanese Yen = -1.087% = (115.000 - 120.000)/115.000 x 25%

Basket Return Percentage = 5.512% = 1.250% + 2.632% + 2.717% + -1.087%

Basket Return Amount = US$88.19 = US$1,000 x 5.512% x 160%

Payment at maturity = US$1,088.19 = US$1,000 + US$88.19

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes, and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters page “FXBENCH,” or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.